UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                                PALMSOURCE, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    697154102
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                                 (CUSIP Number)

                                January 27, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 697154102
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):   David A. Rocker
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                     (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by
  Each Reporting Person With:          (5)  Sole Voting Power:          860,036*
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                                       (6)  Shared Voting Power:      0
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                                       (7)  Sole Dispositive Power:     860,036*
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                                       (8)  Shared Dispositive Power: 0
                                            ------------------------------------
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     860,036*
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
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(11) Percent of Class Represented by Amount in Row (9): 5.7%*
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(12) Type of Reporting Person (See Instructions):  IN
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* As of January 27, 2005, Rocker Partners, L.P., a New York limited partnership ("Rocker Partners"), holds 541,710 shares of PalmSource, Inc. (the "Company") common stock, par value $0.001 per share (the "Common Stock"), and Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands ("Compass Holdings"), holds 318,326 shares of Common Stock. David A. Rocker possesses sole power to vote and direct the disposition of all shares of Common Stock held by Rocker Partners and Compass Holdings by virtue of his positions as (i) the sole managing partner of Rocker Partners and (ii) the president of Rocker Offshore Management Company, Inc., the investment advisor to Compass Holdings. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Rocker is deemed to beneficially own 860,036 shares of Common Stock, or 5.7% of those issued and outstanding, as of January 27, 2005.

Item 1(a).  Name Of Issuer: PalmSource, Inc.
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Item 1(b).  Address of Issuer's Principal  Executive Offices:     1240 Crossman
Avenue,  Sunnyvale,  California, 94089-1116.
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Item 2(a).  Name of Person Filing:  David A. Rocker
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Item 2(b). Address of Principal Business Office or, if None, Residence: c/o Rocker Partners, L.P., 374 Millburn Avenue, Suite 205E, Millburn, New Jersey 07041.
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Item 2(c).  Citizenship:  United States
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Item 2(d). Title of Class of Securities:      Common Stock, par value $0.001 per
share
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Item 2(e).  CUSIP No.:  697154102
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Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.
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Item 4.  Ownership

     (a)  Amount Beneficially Owned (as of January 27, 2005):   860,036
                                                                ---------

     (b)  Percent of Class (as of January 27, 2005)):           5.7%
                                                                ----

     (c)  Number of Shares as to which such person has:

          (i)  sole power to vote or to direct the vote         860,036
                                                                ---------

          (ii) shared power to vote or to direct the vote       0
                                                                ---

          (iii) sole power to dispose or to direct the disposition of    860,036
                                                                         -------

          (iv) shared power to dispose or to direct the disposition of    0
                                                                         ---

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        February 2, 2005


                                        /s/ David A. Rocker
                                        ----------------------------------------
                                        David A. Rocker



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)